Exhibit 33.1

Management’s Assessment on Compliance with SEC Regulation AB Criteria

Management of Hyundai Capital America (the Company)  is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of auto receivable backed security transactions serviced by the Company and issued on or after January 1, 2006 (the Platform), except for servicing criteria 1122(d)(1)(iii)-(iv), 1122(d)(2)(iv), 1122(d)(3)(iii)-(iv), 1122(d)(4)(ix)-(xiii), and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform (the Applicable Servicing Criteria) as of and for the year ended December 31, 2010 (the Reporting Period).  With respect to Applicable Servicing Criteria 1122(d)(2)(iii) and 1122(d)(4)(iii), there were no activities performed during the year ended December 31, 2010 with respect to the Platform, because there was no occurrences of the events that would require the Company to perform activities.

With respect to servicing criteria 1122(d)(2)(i) and 1122(d)(4)(iv), management has engaged a vendor to perform specific, limited or scripted activities required by these servicing criteria. The Company’s management has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company’s management has elected to take responsibility for assessing compliance with the servicing criteria applicable to the vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). Management has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the vendor. The Company’s management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criteria.

The Company’s management has assessed the Company’s compliance with the applicable servicing criteria as of and for the year ended December 31, 2010. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management believes that, as of and for the year ended December 31, 2010, the Company has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management’s assessment of compliance with the applicable servicing criteria as of and for the year ended December 31, 2010.

/s/ MIN SOK RANDY PARK
Min Sok Randy Park
Acting Chief Financial Officer
Date: March 18, 2011